

May 15, 2013

Via E-mail
Scott W. McCarthy
President
Bank of America Auto Receivables Securitization, LLC
100 N. Tryon Street
Charlotte, NC 28255

>   **Re: Bank of America Auto Trust 2010-2**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed March 27, 2013**
>   **File No. 333-165957-01**

Dear Mr. McCarthy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, Exhibit 33.1

1. We note that in its Item 1122 assessment, Bank of America identified material instances of noncompliance with respect to extensions of payment due dates and with respect to charge-offs that were not recognized and recorded in accordance with the transaction agreements. Item 1122 requires a discussion regarding any material instance of noncompliance identified by the assessing party. With a view towards disclosure, please tell us whether the transaction covered by this Form 10-K is part of the sample transactions reviewed to assess compliance with applicable servicing criteria. If the transaction covered by this Form 10-K was part of the transactions reviewed, please advise whether the identified instances of noncompliance involved this transaction.

2. In addition, the disclosure is unclear and does not provide information on, among other things, the impact that the identified material instances of noncompliance may have had on investors. With a view towards disclosure, please tell us whether the material instances

of noncompliance with respect to extensions of payment due dates and with respect to the charge-offs resulted in overpayments or underpayments to investors. To the extent the material instances of noncompliance resulted in payment errors, please tell us the following:

- the CIK numbers of the transactions that were impacted;
- whether investors whose payments were impacted were notified of the errors and, if so, how they were notified;
- whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made;
- whether any future payments were adjusted to account for overpayments and, if so, whether such adjusted payments may result in instances of material noncompliance for the current period;
- whether corrected investor reports were provided to affected investors and, if necessary, filed as amendments to Forms 10-D; and
- the specific steps Bank of America has taken or is taking to remediate the issues that led to the identified material instance of noncompliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, you may contact David Beaning at (202) 551-6455 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief